Exhibit 4.1
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                                                                  CONFORMED COPY


                SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT

                  This SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the "Agreement") is entered into as of the 11 day of July, 2001 (the "Second Amendment Effective Date") by and among Gemplus Americas Inc., a California corporation and an indirect wholly owned subsidiary of Gemplus (as defined below) ("Gemplus US"), Gemplus International S.A., a Luxembourg corporation ("Gemplus"), as party to the Agreement and as guarantor pursuant to Section 16 of the Agreement, and Antonio M. Perez ("Executive").


                                   WITNESSETH:

                  WHEREAS, Gemplus, on behalf of its Swiss subsidiary in formation, and Executive entered into an employment agreement, dated as of July 12, 2000 (the "Original Agreement"), with Gemplus acting in its capacity as party to the Original Agreement and as guarantor pursuant to Section 16 of the Original Agreement;

                  WHEREAS, Gemplus and Executive had determined that it was desirable for the Original Agreement to be amended and restated to provide, among other things, for the assignment of the Original Agreement to Gemplus US, effective as of September 1, 2000 (the "Amendment Effective Date"), in lieu of to a Swiss subsidiary;

                  WHEREAS, Gemplus US, Gemplus and Executive entered into an amended and restated employment agreement, dated as of September 1, 2000 (the "Amended Agreement"), effective as of September 1, 2000 (the "Amendment Effective Date") with Gemplus acting in its capacity as party to the Amended Agreement and as guarantor pursuant to Section 16 of the Amended Agreement;

                  WHEREAS, the Company (as defined below) and Executive anticipate that Executive will perform substantial services for the Gemplus Group during the Employment Period (as defined below) and the Company and Executive acknowledge and agree that Executive will have a prominent role in the management of the business, and the development of the goodwill, of the Company and its Affiliates (as defined below) and will establish and develop relations and contacts with the principal customers and suppliers of the Company and its Affiliates in Europe, the United States, the Pacific Rim and the rest of the world, all of which constitute valuable goodwill of the Company and its Affiliates; and

                  WHEREAS, Gemplus shall guarantee the good performance of the obligations of the Company without limit of time, except for the obligations of the Company under Section 4(b)(iii) hereof.

                  NOW, THEREFORE, in consideration of the premises and the mutual covenants and promises contained herein and for other good and valuable consideration, Gemplus, Gemplus US and Executive hereby agree that, effective as of the Second Amendment Effective Date, the Amended Agreement is hereby amended and restated in its entirety as follows:

                  1. Agreement to Employ. Upon the terms and subject to the conditions of this Agreement, the Company hereby employs Executive, and Executive hereby accepts such employment by the Company.

                  2. Term; Position and Responsibilities.

                  (a) Term of Employment. Unless Executive's employment shall sooner terminate pursuant to Section 7 hereof, the Company shall employ Executive for a term commencing as of June 26, 2000 (the "Commencement Date") and ending on the fourth anniversary of the Commencement Date (the "Initial Term"). Effective upon the expiration of the Initial Term and of each Additional Term (as defined below), Executive's employment hereunder shall be deemed to be automatically extended, upon the same terms and conditions, in particular subject to Section 7 hereof, for an additional period of one year (each, an "Additional Term"), in each such case, commencing upon the expiration of the Initial Term or the then current Additional Term, as the case may be, unless the Company or Executive, at least six months prior to the expiration of the Initial Term or such Additional Term, shall give written notice to the other parties hereto of its or his intention not to extend the Employment Period (as defined below) hereunder. The period during which Executive is employed pursuant to this Agreement, including any extension thereof in accordance with the preceding sentence, shall be referred to as the "Employment Period".

                  (b) Position and Responsibilities. During the Employment Period, Executive shall serve as the managing director (administrateur delegue or "chief executive officer") of Gemplus and the Chief Executive Officer of Gemplus US and have such duties and responsibilities as are customarily assigned to individuals serving in such position and such other duties consistent with Executive's title and position as the Board of Directors of Gemplus (the "Board") or the Board of Directors of Gemplus US (the "Gemplus US Board") specifies from time to time. Executive will select from among the principal offices of the Gemplus Group (including, without limitation, its offices in Gemenos, France and Redwood City, California) where his principal place of employment shall be from time to time. If Executive wishes to select as his principal place of employment an office or other location that is not one of the principal offices of the Gemplus Group, such selection shall be reasonably consistent with the strategy of the Gemplus Group and subject to approval by the Board. Executive shall determine how much time he shall spend in offices of the Gemplus Group other than his principal place of employment. Notwithstanding the foregoing, Executive and the Company acknowledge and agree that Executive's responsibilities will otherwise require reasonable business travel. Executive shall devote all of his skill, knowledge and working time to the conscientious performance of the duties and responsibilities of such position, except for (i) vacation time as set forth in Section 6(c) and absence for sickness or similar disability and (ii) to the extent that it does not interfere with the performance of Executive's duties hereunder, (A) such reasonable time as may be devoted to service on boards of directors of other corporations and entities, subject to the provisions of Section 9, and the fulfillment of civic responsibilities and (B) such reasonable time as may be necessary from time to time for personal financial matters.

                  3. Base Salary. As compensation for the services to be performed by Executive for the Gemplus Group during the Employment Period, the Company shall pay Executive a base salary at an annualized rate of U.S.$1,000,000 payable in installments on the Company's regular payroll dates. Upon consultation of the Board and due consideration of the Board's decision, the Gemplus US Board shall review Executive's base salary annually during the period of his employment hereunder and, in its sole discretion, the Gemplus US Board may increase (but may not decrease) such base salary from time to time based upon the performance of Executive, the financial condition of the Gemplus Group, prevailing industry salary levels and such other factors as the Gemplus US Board shall consider relevant. The annual base salary payable to Executive under this Section 3, as the same may be increased from time to time, shall hereinafter be referred to as the "Base Salary".

                  4. Incentive Compensation Arrangements.

                  (a) Annual Incentive Compensation. For each fiscal year of the Company ending during the Employment Period, if the Company attains 100% of the performance objectives established by the Compensation Committee of the Board (the "Compensation Committee"), subject to Executive's reasonable approval, for such fiscal year, Executive shall receive an annual bonus equal to a maximum of 100% of Executive's Base Salary for such fiscal year. Any bonus payable under this Section 4(a) shall be paid to Executive as soon as reasonably practicable after delivery to the Board of the audited financial statements of the Gemplus Group for the relevant fiscal year.

                  (b)      Long Term Incentive Compensation.

                  (i) Grant of Restricted Stock. Executive, Gemplus and Gemplus US hereby acknowledge and agree that, in accordance with the terms of the Original Agreement and a Stock Award Agreement, dated as of July 13, 2000, entered into by and between Gemplus and Executive, (a) upon execution of the original Agreement, Gemplus granted to Executive, as a special signing bonus and as an inducement to Executive to enter into, and as consideration for Executive's execution of, the Original Agreement, 10,247,893 (the "Shares") of Gemplus' common stock (the "Common Stock"), (b) Executive is not be permitted to sell, transfer or encumber the Shares (other than to pledge such shares as security for a loan under Section 4(b)(iii)) at any time prior to the second anniversary of the Commencement Date, except (x) in connection with or following a Change in Control (as defined below) or (y) upon delivery of prior written notice to Gemplus, for transfers of the Shares to a family trust or family partnership controlled by Executive (a "Permitted Transferee") for estate planning purposes, and (c) the Shares are subject to the terms and conditions set forth in the Stock Award Agreement.

                  (ii) Grant of Stock Options. Executive, Gemplus and Gemplus US hereby acknowledge and agree that, in accordance with the terms of the Original Agreement and a Stock Option Grant Agreement, dated as of July 13, 2000, entered into by and between Gemplus and Executive, as of the Commencement Date, Gemplus granted to Executive non-qualified options (the "Options") to purchase up to 20,495,786 shares of Common Stock (the "Option Shares"), at an exercise price per share of EUR 3.506 (the "Exercise Price"). The Options with respect to 10,247,893 Option Shares shall be referred to herein as the "Service Options" and the Options with respect to the remaining 10,247,893 Option Shares shall be referred to herein as the "Performance Options. The Options have a ten year term, subject to earlier expiration in the event of the termination of Executive's employment, as described below. Subject to the right of Gemplus to repurchase Option Shares described below, the Options are 100% vested and exercisable as of the date of grant.

                  Any Option Shares purchased by Executive upon the exercise of any of the Service Options shall be subject to Gemplus' right, exercisable only upon written notice to Executive within three months following any termination of Executive's employment for any reason, to repurchase such Option Shares for a purchase price per share equal to the Exercise Price, provided that Gemplus' right to repurchase the Option Shares shall lapse, in installments, in each case, subject to Executive's continued employment with the Company until an applicable lapse date, as follows: Gemplus' right to repurchase 25% of the Option Shares shall lapse on the first anniversary of the Commencement Date and Gemplus' right to repurchase 1/48th of the Option Shares shall lapse on each monthly anniversary of the Commencement Date thereafter; provided further that Gemplus' right to repurchase the Option Shares shall lapse if and to the extent provided in Section 7(f)(i) and 15(a).

                  Any Option Shares purchased by Executive upon the exercise of any of the Performance Options shall be subject to Gemplus' right, exercisable only upon written notice to Executive within three months following any termination of Executive's employment for any reason, to repurchase such Option Shares for a purchase price per share equal to the Exercise Price, provided that Gemplus' right to repurchase the Option Shares shall lapse, in each case, subject to Executive's continued employment with the Company until an applicable lapse date, as follows:

                           (A) Gemplus' right to repurchase 50% of the Option Shares covered by the Performance Options shall lapse as of the date, if any, that the Value of Gemplus (as defined below) equals or exceeds EUR 4 billion;

                           (B) after achieving the objectives under Clause (A) above, Gemplus' right to repurchase the remaining 50% of the Option Shares covered by the Performance Options shall lapse in increments of that number of Option Shares representing an additional 3% of the Option Shares covered by the Performance Options as of the date, if any, that the Value of Gemplus first exceeds by EUR 400 million the Value of Gemplus as of the then most recent date that Gemplus' right to repurchase any Option Shares covered by the Performance Options shall have lapsed; and

                           (C) to the extent provided in Section 7(f)(i).

                  The Performance Options are intended to be linked to the liquidity and value of the Common Stock held by Gemplus' Shareholders. Accordingly, the term "Value of Gemplus" shall mean the market capitalization of Gemplus determined on the basis of the lowest closing price for a share of Common Stock on the principal stock exchange on which the Common Stock is publicly traded over any consecutive period of 45 business days; provided that
(i) in the event of a Change in Control, the Value of Gemplus shall be determined as of the date of the closing of the last transaction that results in the Change in Control, on the basis of the price per share of Common Stock paid by the acquiror thereof and (ii) in the event of the sale of more than 15% of the then outstanding shares of Common Stock to a Third Party (as defined below), the Value of Gemplus shall be determined as of the date of such sale on the basis of the price per share of Common Stock paid by such Third Party.

                  Each Option shall expire on the tenth anniversary of the Commencement Date (the "Normal Expiration Date"), provided that (x) subject to
Section 7(f)(i) and Section 15(a), in the event of the termination of Executive's employment with the Company as a result of Executive's death, Executive's Disability (as defined below), a termination of Executive's employment by Employer Without Cause (as defined below) or a termination of Executive's employment by Executive for Good Reason (as defined below), each then outstanding Option covering Option Shares that are subject to Gemplus' right of repurchase as of the applicable Date of Termination (as defined below) shall expire immediately upon such Date of Termination and each other Option shall expire on the earlier of the Normal Expiration Date and the first anniversary of the applicable Date of Termination, (y) in the event of the termination of Executive's employment with the Company by the Company for Cause (as defined below), each then outstanding Option shall expire immediately upon the applicable Date of Termination and (z) subject to Section 15(a), in the event of the termination of Executive's employment with the Company by Executive other than for Good Reason, each then outstanding Option covering Option Shares that are subject to Gemplus' right of repurchase as of the applicable Date of Termination shall expire immediately upon such Date of Termination and each other Option shall expire on the earlier of Normal Expiration Date and the 30th day following the applicable Date of Termination. The grant and terms of the Options is evidenced by the separate Stock Option Grant Agreement referred to above, which agreement contains terms consistent with this Section 4(b)(ii) and other customary terms.

                  (iii) Certain Loans. At the request of Executive prior to an underwritten initial public offering of the Common Stock (an "Initial Public Offering"), Gemplus US shall make or procure one or more interest bearing loans to Executive (a) in an amount up to the actual Federal, state and local income tax incurred by Executive in connection with the grant to Executive of the Shares, such loan to be made to Executive within a reasonable period of time prior to the due date for such taxes and to be secured solely by the Shares, and
(b) in an amount equal to the exercise price for any vested Options that Executive elects to exercise, such loan to be made to Executive at the time of such exercise, to be a recourse loan with respect to fifty percent (50%) of the principal amount thereof and to be secured by the shares of Common Stock purchased by Executive upon such exercise. Each such loan shall bear interest at the rate provided in Section 1274(b)(2)(B) of the U.S. Internal Revenue Code of 1986, as amended and shall provide for (I) the term of the loan to expire and the entire principal amount of the loan to be due and payable on the earliest of
(w) the six month anniversary of an Initial Public Offering or, if later, the expiration of any lock-up period imposed on sales of Common Stock in connection with such Initial Public Offering, (x) the closing or settlement of any sale or other disposition by Executive (in one or a series of transactions, whether or not related) of sufficient shares of Common Stock to realize sufficient funds to repay substantially all of such outstanding principal amount and accrued interest, (y) the date of the termination of Executive's employment with the Company for any reason (other than any such termination by Executive without Good Reason (as defined below)) and (z) the termination of Executive's employment with the Company by Executive without Good Reason, provided that in the case of clauses (w) and (y), if, at such time, Executive could not sell or otherwise dispose of sufficient shares of Common Stock (disregarding Shares and Option Shares acquired before the IPO that have not been held by Executive for at least one year) without registration of such shares (in one or a series of transactions, whether or not related) to realize sufficient funds to repay all of such outstanding principal amount and accrued interest, Executive's obligation to repay the portion of such outstanding principal amount and accrued interest that exceeds the funds that Executive could so realize at that time shall be deferred until such time as Executive could realize, by sale or other disposition (including pursuant to a registered offering effected by the Company) of shares of Common Stock (disregarding Shares and Option Shares acquired before the IPO that have not been held by Executive for at least one year), sufficient funds to repay such deferred amounts, and (II) accrued interest (a) for calendar year 2000 and the first six months of calendar year 2001 to be due and payable on or before December 31, 2003 and (b) for the remainder of calendar year 2001 and the calendar years thereafter to be due and payable annually, as of the last day of each calendar year ending during the term of the loan; provided, that, in respect of the accrued interest referred to in clause (II)(b) above, Gemplus US shall cause Executive's obligation to pay such accrued interest that becomes due and payable on any such loan prior to the expiration of its term to be forgiven or satisfied as of the due date for such interest payment and Gemplus US shall make a cash payment to Executive in an amount equal to the net U.S. and non-U.S. income taxes incurred by Executive as a result of such cash payment and Gemplus US' forgiving or otherwise causing to be satisfied such interest payments. With respect to Option Shares that are subject to Gemplus' right of repurchase pursuant to Section 4(b)(ii) hereof, the portion of any loan made to purchase such Option Shares shall be satisfied in full by Executive's transfer of such shares to the lender in lieu of repurchasing such Option Shares.

                  (v) Additional Restrictions on Transfer of Common Stock. Notwithstanding any other provision hereof, Executive shall not be permitted to sell or otherwise transfer any shares of Common Stock owned or controlled by Executive during any lock-up period imposed on sales of Common Stock in connection with any public offering of any shares of Common Stock.

                  5. Employee Benefits. During the Employment Period, Executive shall be entitled to life, medical, dental and disability insurance plans, as the same may be amended and in effect from time to time, applicable to senior executives of the Company or Gemplus and a Company or Gemplus provided pension plan consistent with the pension plan made available to other senior executives of the Company or Gemplus, provided that Executive shall not be entitled to participate in any severance plan of the Company or Gemplus or otherwise receive any severance benefits under any other type of plan. The benefits referred to in this Section 5 shall be provided to Executive on a basis that is commensurate with Executive's position and duties with the Company and Gemplus.

                  6. Perquisites and Expenses.

                  (a) General. During the Employment Period, Executive shall be entitled to participate in all special benefit or perquisite programs generally available from time to time to senior executives of the Company or Gemplus, on the terms and conditions in effect from time to time under each such program.

                  (b) Reimbursement of Business Expenses. The Company shall reimburse Executive for reasonable travel, lodging, meal and other reasonable expenses incurred by him in connection with his performance of services hereunder upon submission of evidence, satisfactory to the Company, of the incurrence and purpose of each such expense and otherwise in accordance with the Company's business travel reimbursement policy applicable to its senior executives as in effect from time to time.

                  (c) Reimbursement of Certain Additional Expenses. The Company shall reimburse Executive for the following expenses incurred by Executive as a result of the permanent residency of Executive and his immediate family in San Diego, California:

                           (i) First class airfare and related reasonable travel expenses for Executive, his immediate family and the family's child care person incurred by Executive in travelling from San Diego, California to or between to the Company's business locations or other official business;

                           (ii) The cost of suitable rental housing for Executive, his immediate family and the family's child care person, near to the Company's headquarters, such housing to be reasonably comparable to executive's current residence in San Diego, California, unless such suitable housing is made available to Executive by a member of the Gemplus Group at no cost to Executive; and

                           (iii) The reasonable maintenance and security costs associated with the management of Executive's principal residence in San Diego, California while he is absent in connection with his employment by the Company.

                  In addition, the Company shall make any payments to Executive that are required to make Executive whole for (x) any income or social taxes incurred by Executive under the tax laws of any jurisdiction other than the United States to the extent that the aggregate income and social taxes paid by Executive with respect to his Company compensation for any calendar year in the Employment Term exceeds the amount that would have been payable by Executive had he received 100% of such income in connection with employment in San Diego, California assuming that Executive's permanent residence for tax purposes is in San Diego, California and (y) any U.S. or non-U.S. income or social taxes incurred by Executive as a result of the treatment of any amounts payable to Executive pursuant to this Section 6(c) or Section 6(f) as taxable compensation income of Executive.

                  (d) Reimbursement for Certain Tax and Financial Planning Services. During the Employment Period, the Company shall reimburse Executive for the reasonable expenses incurred by him for financial planning services provided to Executive by his accountants and legal advisors. In addition, the Company shall reimburse Executive for the reasonable costs of tax planning services obtained by him in connection with the initial tax structuring of his compensation hereunder.

                  (e) Reimbursement for Certain Other Legal and Advisory Costs. The Company shall reimburse Executive for reasonable and documented fees and expenses of legal and financial advisors incurred by Executive in evaluating and negotiating the employment arrangements hereunder.

                  (f) Reimbursement of Relocation Expenses. If, during the Employment Period, Executive decides to relocate his (and his immediate family's) permanent residence to another location near Company offices or Executive relocates his temporary residence due to a relocation of the Company's offices (provided Executive relocates such temporary residence to the new location of the Company's offices), the Company will reimburse Executive for the reasonable costs of relocating himself, his immediate family and their respective personal and household effects.

                  7. Termination of Employment.

                  (a) Termination Due to Death or Disability. In the event that Executive's employment hereunder terminates due to death or is terminated by the Company due to Executive's Disability (as defined below), no termination benefits shall be payable to or in respect of Executive except as provided in
Section 7(f)(ii). For purposes of this Agreement; "Disability" shall mean a physical or mental disability that prevents the performance by Executive of his duties hereunder lasting (or likely to last, based on competent medical evidence presented to the Gemplus US Board) for a continuous period of six months or longer. Prior to taking any decision, the Gemplus US Board shall consult the Board and will provide the Board with the complete medical file of Executive. Upon due consideration of the decision of the Board, the reasoned and good faith judgment of the Gemplus US Board as to Executive's Disability shall be final and shall be based on such competent medical evidence as shall be presented to it by Executive or by any physician or group of physicians or other competent medical experts employed by Executive or the Company to advise the Gemplus US Board.

                  (b) Termination by Employer for Cause. In the event of the termination of Executive's employment by the Company for Cause (as defined below), no termination benefits shall be payable to or in respect of Executive except as provided in Section 7(f)(ii). "Cause" shall mean (i) the willful failure of Executive substantially to perform his duties hereunder (other than any such failure due to Executive's physical or mental illness) or other willful and material breach by Executive of any of his obligations hereunder or under any other written agreement between Executive and the Company, after a written demand for substantial performance has been delivered, and a reasonable opportunity to cure has been given, to Executive by the Gemplus US Board, which demand identifies in reasonable detail the manner in which the Gemplus US Board believes that Executive has not substantially performed his duties or has breached his obligations, (ii) Executive's engaging in fraudulent or willful and serious misconduct, which in the case of any such misconduct has caused or is reasonably expected to result in direct or indirect material injury to Employer or any of its Affiliates, or (iii) Executive's conviction of, or entering a plea of guilty or nolo contendere to, a crime that constitutes a felony under U.S. criminal law. Prior to initiating any step of the above procedure, the Gemplus US Board shall consult with the Board and shall duly consider the Board's decision.

                  (c) Termination Without Cause. A termination "Without Cause" shall mean a termination of Executive's employment by the Company other than due to Disability as described in Section 7(a) or for Cause described in Section 7(b). In the event that Executive's employment is terminated by the Company Without Cause, Executive shall be entitled to the termination benefits described in Section 7(f)(i).

                  (d) Termination by Executive. In the event that Executive terminates his employment for Good Reason, Executive shall be entitled to the termination benefits described in Section 7(f)(i) and, if applicable, Section 15(a). In the event that Executive terminates his employment without Good Reason, no termination benefits shall be payable to or in respect of Executive except as provided in Section 7(f)(ii) and, if applicable, Section 15(a). A termination of employment by Executive for "Good Reason" shall mean a termination by Executive of his employment with Employer following the occurrence, without Executive's consent, of any of the following events: (i) the assignment to Executive of (x) a title that is different from, and a diminution from, the title specified in Section 2 or (y) duties that are significantly different from, and that result in a substantial diminution of, the duties normally associated with Executive's title and position with the Company and Gemplus, (ii) a reduction in the rate of Executive's Base Salary, or (iii) a willful and material breach by the Company or Gemplus of its obligations hereunder or under any other written agreement between Executive and the Company, provided that, (x) within 30 days following the occurrence of any of the events set forth herein, Executive shall have delivered written notice to the Company of his intention to terminate his employment for Good Reason, which notice specifies in reasonable detail the circumstances claimed to give rise to Executive's right to terminate his employment for Good Reason, and the Company shall not have cured such circumstances to the reasonable satisfaction of Executive and (y) Executive delivers a Notice of Termination to the Company in accordance with Section 7(e) within 10 days following the Company's failure to cure such circumstances.

                  (e) Notice of Termination. Any termination of Executive's employment hereunder by the Company pursuant to Section 7(a), 7(b) or 7(c), or by Executive pursuant to Section 7(d), shall be communicated by a written Notice of Termination addressed to the other. A "Notice of Termination" shall mean a written notice stating that Executive's employment with the Company has been or will be terminated and setting forth the provisions hereof pursuant to which such employment has or will be terminated.

                  (f) Payments Upon Certain Terminations.

                  (i) In the event of a termination of Executive's employment by the Company Without Cause or a termination by Executive of his employment for Good Reason during the Employment Period, the Company shall pay to Executive his full Base Salary through the Date of Termination, an amount equal to the pro rata amount of annual incentive compensation for the portion of the fiscal year preceding the Date of Termination that would have been payable to Executive pursuant to Section 4(a) if he had remained employed for the entire fiscal year, determined on the basis of the actual performance achieved by the Company during such fiscal year and the performance objectives established for such fiscal year and any earned but not paid annual bonus for the fiscal year of the Company ending immediately prior to the Date of Termination. In addition, in the event of any such termination, the Company shall pay or, in the case of the Continued Benefits (as defined below), provide to Executive (or, following his death, to Executive's designated beneficiary or beneficiaries), as liquidated damages and in lieu of any other severance compensation or severance benefits to which Executive may be entitled under applicable law, and, in the case of the installment payments described in subparagraph (A) below, in consideration of Executive's covenants and obligations under Sections 8 through 13 hereof, inclusive, the following payments and benefits:

                  (A) payment of an aggregate amount equal to the annual rate of Executive's Base Salary in effect immediately prior to the Date of Termination, such payment to be made in twelve equal monthly installments on the last day of each calendar month ending immediately after the Date of Termination;

                  (B) a lump sum payment of an amount equal to the actual amount of annual incentive compensation that was awarded to Executive for the Company's fiscal year ending immediately prior to the Date of Termination (or, if such termination occurs before the last day of the fiscal year of the Company that includes the Commencement Date, Executive's target bonus for such fiscal year); and

                  (C) continued coverage for Executive and his eligible dependents under the Company's employee benefit and perquisite plans and programs referred to in Sections 5 and 6(a) (the "Continued Benefits") during the period commencing on the Date of Termination and ending on the first anniversary of the Date of Termination, subject to timely payment by Executive of all premiums, contributions and other co-payments required to be paid by senior executives of the Company under the terms of such plans and programs as in effect from time to time, provided that if such plans do not permit such coverage, Executive shall receive a lump sum cash payment equal to the value of such coverage.

                  Executive shall not have a duty to mitigate the costs to the Company under this Section 7(f)(i), except that all or any of the Continued Benefits shall be reduced or canceled if comparable benefit coverage (determined on a benefit by benefit basis) is provided or offered to Executive by any subsequent employer or other Person for which Executive performs services, including but not limited to consulting services, at any time after the Date of Termination.

                  In addition, in the event of a termination of Executive's employment by the Company Without Cause or a termination by Executive of his employment for Good Reason during the Employment Period, Gemplus' right to repurchase those Option Shares covered by Service Options with respect to which Gemplus' repurchase right would have lapsed on or prior to the expiration of the two year period immediately following the Date of Termination had Executive remained in the continuous employment of the Company during such period shall lapse immediately as of the Date of Termination. In the case of a termination of Executive's employment by the Company Without Cause or a termination by Executive of his employment for Good Reason within the two year period following a Change in Control, Gemplus' right to repurchase any Option Shares covered by Service Options shall lapse immediately.

                  (ii) If Executive's employment shall terminate upon his death or Disability or if Employer shall terminate Executive's employment for Cause or Executive shall terminate his employment without Good Reason during the Employment Period, Employer shall pay Executive his full Base Salary through the Date of Termination and, in the case of any such termination upon Executive's death or Disability, Executive shall be entitled to receive such death or Disability benefits, as applicable, as are provided under the terms of any employee and executive death benefit and disability plans and programs referred to in Section 5 or 6(a).

                  (iii) Except as specifically set forth in this Section 7(f), Executive shall be entitled to receive all amounts payable and benefits accrued under any otherwise applicable plan, policy, program or practice of the Company in which Executive was a participant during his employment with Employer in accordance with the terms thereof, provided that Executive shall not be entitled to receive any payments or benefits under any such plan, policy, program or practice providing any severance compensation or benefits (and the provisions of this Section 7(f) shall supersede the provisions of any such plan, policy, program or practice).

                  (g) Date of Termination. As used in this Agreement, the term "Date of Termination" shall mean (i) if Executive's employment is terminated by his death, the date of his death, (ii) if Executive's employment is terminated by the Company for Cause, the date on which Notice of Termination is given as contemplated by Section 7(e) or, if later, the date of termination specified in such notice and (iii) if Executive's employment is terminated by the Company Without Cause, due to Executive's Disability or by Executive for any reason, (x) the date that is 30 days after the date on which Notice of Termination is given as contemplated by Section 7(e) or (y) in the case of any termination by Executive, if no such notice is given, 30 days after the date Executive provides verbal notice of his termination of employment.

                  8. Unauthorized Disclosure. During the period of Executive's employment with the Company and the ten year period following any termination of such employment, without the prior written consent of the Gemplus US Board or its authorized representative, except to the extent required by an order of a court having jurisdiction or under subpoena from an appropriate government agency, in which event, Executive shall use his best efforts to consult with the Company prior to responding to any such order or subpoena, and except as required in the performance of his duties hereunder, Executive shall not disclose any confidential or proprietary trade secrets, customer lists, drawings, designs, information regarding product development, marketing plans, sales plans, manufacturing plans, management organization information (including but not limited to data and other information relating to members of the Board, the Gemplus US Board or the Board of Directors of any of the Company's Affiliates or to management of the Company or any of its Affiliates), operating policies or manuals, business plans, financial records, packaging design or other financial, commercial, business or technical information (a) relating to the Company or any of its Affiliates or (b) that the Company or any of its Affiliates may receive belonging to suppliers, customers or others who do business with the Company or any of its Affiliates (collectively, "Confidential Information") to any third person unless such Confidential Information has been previously disclosed to the public or is in the public domain (other than by reason of Executive's breach of this Section 8).

                  9. Non-Competition. During the period of Executive's employment with any member of the Gemplus Group and, following any termination thereof, the period ending on the first anniversary of the Date of Termination (such periods, collectively, the "Restriction Period"), Executive shall not, directly or indirectly, become employed in any capacity by, engage in business with, serve as an agent or consultant to, or become a partner, member, principal or stockholder (other than a holder of less than 1% of the outstanding voting shares of any publicly held company) of, any Person that competes with any part of the business of the Gemplus Group anywhere in the world in which the Gemplus Group has business operations.

                  10. Non-Solicitation of Employees. During the Restriction Period, Executive shall not, directly or indirectly, for his own account or for the account of any other Person anywhere in the world, (i) solicit for employment, employ or otherwise interfere with the relationship of the Gemplus Group with any natural person throughout the world who is or was employed by or otherwise engaged to perform services for the Gemplus Group at any time during which Executive was employed by the Company (in the case of any such activity during the term of Executive's employment) or during the six-month period preceding such solicitation, employment or interference (in the case of any such activity after the Date of Termination), other than any such solicitation or employment on behalf of the Gemplus Group during Executive's employment with the Company or any other member of the Gemplus Group, or (ii) induce any employee of any member of the Gemplus Group who is a member of management to engage in any activity which Executive is prohibited from engaging in under any of Sections 8, 9, 10 or 11 or to terminate his employment with the Company.

                  11. Non-Solicitation of Customers. During the Restriction Period, Executive shall not, directly or indirectly, for his own account or for the account of any other Person anywhere in the world, solicit or otherwise attempt to establish any business relationship of a nature that is competitive with the business or relationship of the Gemplus Group with any Person throughout the world which is or was a customer, client or distributor of the Gemplus Group at any time during which Executive was employed by the Company (in the case of any such activity during the term of Executive's employment) or during the twelve-month period preceding the Date of Termination (in the case of any such activity after the Date of Termination), other than any such solicitation (i) on behalf of the Gemplus Group during Executive's employment with the Company or (ii) for a business relationship that does not involve an activity competitive with that carried on by the Gemplus Group.

                  12. Return of Documents. In the event of the termination of Executive's employment for any reason, Executive shall deliver to the Company all of (a) the property of the Gemplus Group and (b) the non-personal documents and data of any nature and in whatever medium of the Gemplus Group, and he shall not take with him any such property, documents or data or any reproduction thereof, or any documents containing or pertaining to any Confidential Information.

                  13. Injunctive Relief with Respect to Covenants; Forum, Venue and Jurisdiction. Executive acknowledges that, in the course of his employment with the Company, Executive will obtain confidential and proprietary information and trade secrets concerning the business and operations of the Company and its Affiliates in Europe, the United States, the Pacific Rim and the rest of the world that could be used to compete unfairly with the Company and its Affiliates; the covenants and restrictions contained in Sections 8 through 13, inclusive, are intended to protect the legitimate interests of the Company and its Affiliates in their respective goodwill, trade secrets and other confidential and proprietary information; and Executive desires to be bound by such covenants and restrictions. Executive acknowledges and agrees that the covenants, obligations and agreements of Executive contained in Sections 8, 9, 10, 11, 12 and 13 relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants, obligations or agreements will cause the Company irreparable injury for which adequate remedies are not available at law. Therefore, Executive agrees that the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain Executive from committing any violation of such covenants, obligations or agreements. These injunctive remedies are cumulative and in addition to any other rights and remedies Employer may have.

                  Gemplus US, Gemplus and Executive hereby irrevocably submit to the exclusive jurisdiction of the courts of France located, in Marseilles, France, in respect of the interpretation and enforceability of Section 9 and any request or application for equitable relief in respect of any violation of
Section 9 and the parties hereto irrevocably agree that (a) the covenants and restrictions contained in Section 9 shall be governed by and construed in accordance with the laws of France, without reference to principles of conflicts of laws, (b) sole and exclusive appropriate venue for any such suit, proceeding request or application shall be in such a court, (c) all claims with respect to any such suit, proceeding request or application shall be heard and determined exclusively in such a court, (d) any such court shall have exclusive jurisdiction over the person of such parties and over the subject matter of any dispute relating to any such suit, proceeding request or application and (e) each party hereby waives any and all objections and defenses to bringing any such suit, proceeding request or application before such a court in accordance with the provisions of this Section 13.

                  Notwithstanding any other provision hereof, the Company's obligation to pay or provide Executive any amount or benefit pursuant to Section 7(f) is subject to Executive's compliance with his obligations under Sections 9, 10 and 11. In addition, as liquidated damages, Executive agrees that, in the event Executive commits a material breach of any such sections, (i) the right of Gemplus to repurchase any Options Shares that has lapsed as a result of the termination of Executive's employment shall be reinstated and Gemplus shall have three months from the date of such reinstatement to exercise its right to repurchase such Option Shares and (ii) any amounts paid to Executive pursuant to
Section 7(f) shall be repaid by Executive to the Company promptly upon demand.

                  14. Entire Agreement. This Agreement (together with the Stock Award Agreement and the Stock Option Grant Agreement) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof. All prior correspondence and proposals (including but not limited to the Original Agreement, the Amended Agreement and all summaries of proposed terms) and all prior promises, representations, understandings, arrangements and agreements relating to such subject matter (including but not limited to those made to or with Executive by any other Person) are merged herein and superseded hereby.

                  15. Special Provisions relating to a Change in Control.

                  (a) Lapse of Certain Restrictions. If, on the six month anniversary of the closing of the last transactions that results in a Change in Control, Executive terminates his employment for any reason, Gemplus' right to repurchase those Option Shares covered by Service Options shall lapse immediately.

                  (b) Certain Excise Taxes.

                  (i) In the event it shall be determined that any payment, award, benefit or distribution (or any acceleration of any payment, award, benefit or distribution) by the Company or Gemplus to or for the benefit of Executive, whether pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 15(b) (the "Payments"), would be subject to the excise tax (the "Excise Tax") imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), then the Company shall pay Executive an additional cash payment (a "Gross-Up Payment") in an amount such that after payment by Executive of all taxes (including the net Federal, state, local and foreign income and employment taxes and any Excise Tax and taking into account the effects of Section 68 of the Code) imposed upon the Gross-Up Payment, he retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. The Gross-Up Payment under this Section 15(b) with respect to any Payment shall be made no later than the earlier of (A) thirty (30) days following such Payment and (B) the earliest date upon which the Company or its Successor is required to withhold any portion of the Excise Tax with respect to such Payment.

                  (ii) All determinations required to be made under this Section 15(b), including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment, as well as the assumptions to be utilized in arriving at such determinations, shall be made by a "big four" public accounting firm that mutually acceptable to the Company and Executive (the "Accounting Firm") which shall provide detailed supporting calculations both to the Company and Executive within fifteen (15) business days of the receipt of notice from the Company or Executive that there has been a Payment, or such earlier time as is requested by the Company or reasonably requested by Executive (collectively, the "Determination). All fees and expenses of the Accounting Firm shall be borne solely by the Company and the Company shall enter into any agreement requested by the Accounting Firm in connection with the performance of the services hereunder. If the Accounting Firm determines that no Excise Tax is payable by Executive, it shall furnish him with a written opinion to such effect, and to the effect that failure to report the Excise Tax, if any, on his applicable federal income tax return will not result in the imposition of a negligence or similar penalty.

                  In determining the amount of the Gross-Up Payment, Executive shall be deemed to pay Federal, state, local and foreign income and employment taxes at the actual marginal rate of Federal, state, local and foreign income and employment taxation paid by Executive for the calendar year in which the Payment and the Gross-Up Payment is made with respect to the Payments, taking into account the effects of Section 68 of the Code.

                  (iii) As a result of the uncertainty in the application of
Section 4999 of the Code at the time of the Determination, it is possible that Gross-Up Payments which will not have been made by the Company should have been made ("Underpayment") or Gross-Up Payments are made by the Company which should not have been made (" Overpayment"), consistent with the calculations required to be made hereunder. In the event that Executive is thereafter required to make payment of any Excise Tax or additional Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment (together with after-tax reimbursement for any penalties assessed against Executive and with interest at the rate equal to the discount rate required to be used in calculating the present value of the Payments under
Section 280G(d)(4) of the Code) shall be promptly paid by the Company to or for the benefit of Executive. In the event the amount of the Gross-Up Payment exceeds the amount necessary to reimburse Executive, on an after-tax basis, for his Excise Tax, the Accounting Firm shall determine the amount of the Overpayment that has been made and any such Overpayment (together with interest at the rate equal to the discount rate required to be used in calculating the present value of the Payments under Section 280G(d)(4) of the Code) shall be promptly paid to the Company by Executive. Executive shall cooperate with any reasonable requests by the Company in connection with any contests or disputes with the Internal Revenue Service in connection with the Excise Tax.

                  16. Guarantee of Gemplus. Gemplus hereby undertakes to guarantee the good performance of the obligations of Gemplus US to Executive, except the obligations set forth in Section 4(b)(iii).

                  17. Miscellaneous

                  (a) Binding Effect; Assignment. This Agreement shall be binding on and inure to the benefit of Gemplus and Gemplus US, and their successors and permitted assigns. This Agreement shall also be binding on and inure to the benefit of Executive and his heirs, executors, administrators and legal representatives. This Agreement shall not be assignable by any party hereto without the prior written consent of the other. Notwithstanding the foregoing, the Company may effect such an assignment upon a transfer of all or substantially all of its business and/or assets (by whatever means), provided that the Successor to the Company shall expressly assume and agree to perform this Agreement.

                  (b) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of California, without reference to principles of conflicts of laws, except as otherwise provided in
Section 13 hereof.

                  (c) Taxes. The Company may withhold from any payments made under this Agreement all applicable taxes and social security contributions, including but not limited to income, employment and social insurance taxes, as shall be required by law.

                  (d) Amendments. No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is approved by the Board or a Person authorized thereby and is agreed to in writing by Executive. No waiver by any party hereto at any time of any breach by any other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No waiver of any provision of this Agreement shall be implied from any course of dealing between or among the parties hereto or from any failure by any party hereto to assert its rights hereunder on any occasion or series of occasions.

                  (e) Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

                  (f) Notices. Any notice or other communication required or permitted to be delivered under this Agreement shall be (i) in writing, (ii) delivered personally, by courier service or by certified or registered mail, first-class postage prepaid and return receipt requested, (iii) deemed to have been received on the date of delivery or, if so mailed, on the third business day after the mailing thereof or as provided by the postal services whichever the latest, and (iv) addressed as follows (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):

                  (A)      If to Gemplus, to it at:

                           Gemplus International S.A.
                           Aerogolf Center
                           1 Hohenhof
                           L- 2633  Senningerberg
                           Luxembourg
                           Attention:  General Counsel

                  (B)      If to the Company, to it at:

                           GEMPLUS AMERICAS Inc.
                           3 Lagoon Drive, Suite 300
                           Redwood City, California 94065
                           Attention:  General Counsel

                  (C) if to Executive, to him at his residential address as currently on file with the Company.

Copies of any notices or other communications given under this Agreement shall also be given to:

                           Brobeck Phleger & Harrison LLP
                           Spear Street Tower
                           One Market
                           San Francisco, California 94105
                           Attention:  Barry W. Homer, Esq.

                  (g) Voluntary Agreement. Executive represents that he is entering into this Agreement voluntarily and that his employment hereunder and compliance with the terms and conditions of this Agreement will not conflict with or result in the breach by him of any agreement to which he is a party or by which he may be bound.

                  (h) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

                  (i) Headings. The section and other headings contained in this Agreement are for the convenience of the parties only and are not intended to be a part hereof or to affect the meaning or interpretation hereof.

                  (k) Certain Definitions.

                  "Affiliate": with respect to any Person, means any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with the first Person, including but not limited to a Subsidiary of the first Person, a Person of which the first Person is a Subsidiary, or another Subsidiary of a Person of which the first Person is also a Subsidiary.

                  "Change in Control": any transaction or series of transactions as a result of which (i) 51 % or more of the then outstanding shares of Common Stock or of the then outstanding shares of common stock of Gemplus US are sold or otherwise disposed of to any Third Party; provided, however, that if such transaction or series of transactions is approved in advance by the Board, the threshold percentage shall be 66 2/3rd %, (ii) a majority of the members of the Board or of the Gemplus US Board consists of persons whose nomination or election to the Board or the Gemplus US Board, as the case may be, has not been previously approved by the shareholders of Gemplus or Gemplus US, as the case may be, as of the date hereof or by the directors then serving on the Board or the Gemplus US Board, as the case may be, who themselves have been nominated to serve on the Board or the Gemplus US Board, as the case may be, by such shareholders or (iii) all or substantially all of the assets of Gemplus or Gemplus US are sold or otherwise disposed of to a Third Party.

                  "Company": initially, Gemplus and, from and after the Amendment Effective Date, Gemplus US.

                  "Control": with respect to any Person, means the possession, directly or indirectly, severally or jointly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

                  "Gemplus Group": collectively, Gemplus and its Subsidiaries.

                  "Person": any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity.

                  "Principal Shareholder": a shareholder of Gemplus that owns 15% or more of the then outstanding shares of Common Stock.

                  "Subsidiary": with respect to any Person, each corporation or other Person in which the first Person owns or Controls, directly or indirectly, capital stock or other ownership interests representing 50% or more of the combined voting power of the outstanding voting stock or other ownership interests of such corporation or other Person.

                  "Successor": of a Person means a Person that succeeds to the first Person's assets and liabilities by merger, liquidation, dissolution or otherwise by operation of law, or a Person to which all or substantially all the assets and/or business of the first Person are transferred.

                  "Third Party": any Person or group of related Persons (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) who are not Affiliates of Gemplus or of any Principal Shareholder of Gemplus.

                  IN WITNESS WHEREOF, the Company has duly executed this Agreement by its authorized representative, and Executive has hereunto set his hand, in each case effective as of the date first above written.

                                   GEMPLUS INTERNATIONAL S.A.

                                   As a party to this Agreement and as Guarantor


                                   By: /s/ Andrew Dechet
                                       ----------------------------------------
                                       Name:  Andrew Dechet
                                       Title: Director


                                   By: /s/ Abel Halpern
                                      -----------------------------------------
                                       Name:   Abel Halpern
                                       Title:  Director


                                   By: /s/ William Price
                                       ----------------------------------------
                                       Name:   William Price
                                       Title:  Director


                                   GEMPLUS AMERICAS INC.

                                   By: /s/ Jason Cohen
                                       ----------------------------------------
                                       Name:  Jason Cohen
                                       Title: Secretary


                                   Executive:


                                   /s/ Antonio M. Perez
                                   --------------------------------------------
                                   Name: Antonio M. Perez